SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transactions in own shares

Ryanair Holdings plc (the "Company") announces that in the period 05 January 2026 to 09 January 2026 it purchased for cancellation in aggregate 4,404 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 263,310 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
05 January 2026	1,592	€29.891	51,724	US $36.8148
06 January 2026	800	€29.620	51,824	US $36.0337
07 January 2026	812	€29.500	52,212	US $35.7992
08 January 2026	450	€29.550	53,898	US $35.6041
09 January 2026	750	€29.000	53,652	US $34.8942

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 20 May 2025 (the "Programme").  Purchases made under the share buyback programme will be announced on a weekly basis.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquiries:

Contact:
Jamie Donovan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 January, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary